SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 6)

                              Kaiser Ventures, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $0.03 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   483088 10 0
    -------------------------------------------------------------------------
                                 (CUSIP Number)

                           Ronald E. Bitonti, Chairman
                            Administrative Committee
             New Kaiser Voluntary Employees' Beneficiary Association
                           9810 Sierra Avenue, Suite A
                                Fontana, CA 92335
                                  909-356-3663
    -------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2001
    -------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

     CUSIP No.  483088 10 0                13D        Page 2 of 7  Pages
                -----------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS   New Kaiser Voluntary Employees' Beneficiary
                                     Association
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                     33-0330153
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                     (b)|_|

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                               |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
-------- -----------------------------------------------------------------------
        NUMBER OF           7     SOLE VOTING POWER
          SHARES                                      -0-
                         -------- ----------------------------------------------
       BENEFICIALLY         8     SHARED VOTING POWER
         OWNED BY                                  1,116,987
                         -------- ----------------------------------------------
           EACH             9     SOLE DISPOSITIVE POWER
        REPORTING                                  1,116,987
                         -------- ----------------------------------------------
       PERSON WITH         10     SHARED DISPOSITIVE POWER
                                                      -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  1,116,987
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   17.06%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSONS*
                                                     EP
-------- -----------------------------------------------------------------------

     CUSIP No.  483088 10 0                13D        Page 3 of 7  Pages
                -----------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS                    Gary Gibbons

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                    (b)|_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                              |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- -----------------------------------------------------------------------
        NUMBER OF           7     SOLE VOTING POWER
          SHARES                                     1,228
                         -------- ----------------------------------------------
       BENEFICIALLY         8     SHARED VOTING POWER
         OWNED BY                                  1,116,987
                         -------- ----------------------------------------------
           EACH             9     SOLE DISPOSITIVE POWER
        REPORTING                                    1,228
                         -------- ----------------------------------------------
       PERSON WITH         10     SHARED DISPOSITIVE POWER
                                                      -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  1,118,215
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   17.08%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSONS*
                                                   IA, IN
-------- -----------------------------------------------------------------------

         CUSIP No.  483088 10 0                13D        Page 4 of 7  Pages
                    -----------

Item 1.  Security & Issuer
--------------------------

     This statement relates to the common stock, par value $0.03 per share (the "Common Stock"), of Kaiser Ventures, Inc. (the "Company"). The Company's principal executive offices are located at 3633 East Inland Empire Blvd., Suite 850, Ontario, California 91764.

Item 2.  Identity & Background
------------------------------

     (a) The persons filing this statement are New Kaiser Voluntary Employees' Beneficiary Association, an employee benefit trust (the "VEBA"), and Gary Gibbons, who serves as its investment advisor (the "Advisor").

      ----- ----------------------------------------------- -------------------------------------------------
                                 VEBA                                             Advisor
      ----- ----------------------------------------------- -------------------------------------------------
      (b)   9810   Sierra   Avenue,   Suite  A,   Fontana,  8628 N. Skyline Drive, Phoenix, Arizona  85028
            California 92335
      ----- ----------------------------------------------- -------------------------------------------------
      (c)   Not applicable.                                 Investment Advisor, The Coleridge Group, 8628 N.
                                                            Skyline Drive, Phoenix, Arizona  85028
      ----- ----------------------------------------------- -------------------------------------------------
      (d)   Not applicable.                                 None
      ----- ----------------------------------------------- -------------------------------------------------
      (e)   Not applicable.                                 None
      ----- ----------------------------------------------- -------------------------------------------------
      (f)   Organized in California                         United States of America
      ----- ----------------------------------------------- -------------------------------------------------

Item 3.  Source & Amount of Funds & Other Consideration
-------------------------------------------------------

     Item 3 is hereby amended in its entirety to read as follows:

     The shares of Common Stock held by the VEBA were acquired pursuant to the post-bankruptcy reorganization of Kaiser Steel Corporation, the predecessor to the Company.

     The shares of Common Stock held by the Advisor were acquired using his personal funds and pursuant to the exercise of stock options he received for his service on the Board of Directors of the Company.

Item 4.  Purpose of Transactions
--------------------------------

     This item is not applicable to the VEBA.

     The Advisor acquired his shares of Common Stock for his personal investment purposes and not with any plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a) The VEBA holds 656,987 shares of Common Stock, representing 10.04% of the 6,546,951 shares of Common Stock currently outstanding. In addition, the Company has the right to purchase 460,000 shares at a price of $17.00 per share under the terms of a stock purchase warrant, which is currently exercisable and expires on September 30, 2004. Giving effect to the exercise of this warrant, the VEBA beneficially owns 1,116,987 shares, or 17.06% of the Company's Common Stock.

     The Advisor holds 1,228 shares of Common Stock, representing .02% of the 6,546,951 shares of Common Stock currently outstanding. In addition, the Advisor has shared voting power over the shares of Common Stock held by the VEBA pursuant to an Investment Advisory Agreement dated January 1, 1999 between the VEBA and The Coleridge Group, as to which the Advisor is the principal owner. In total, the Advisor has beneficial ownership of 1,118,215 shares, or 17.08% of the Company's Common Stock as to which he disclaims beneficial ownership of the 1,116,987 shares held by the VEBA.

     (b) The VEBA shares with the Advisor the power to vote all of the 1,116,987 shares of Common Stock held by the VEBA. The VEBA retains the sole power to dispose of such shares. The Advisor possesses the sole power to vote and dispose of all of the 1,228 shares of Common Stock held by the Advisor personally.

     (c) On February 13, 2001, the Advisor exercised options to acquire 1,228 shares of the Company's Common Stock.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
------------------------------------------------------------------------------

     Not applicable.

Item 7.  Materials to be Filed as Exhibits
------------------------------------------

     Investment Advisory Agreement between The New Kaiser VEBA and The Coleridge Group

                                   Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2001
       ------------

                                    NEW KAISER VOLUNTARY
                                    EMPLOYEES' BENEFICIARY ASSOCIATION


                                    By: /s/ Ronald E. Bitonti
                                       ---------------------------------------
                                          Ronald E. Bitonti
                                          Chairman, Administrative Committee



                                        /s/ Gary Gibbons
                                        --------------------------------------
                                          Gary Gibbons, as an individual
                                          stockholder